United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED SFR GENESIS FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-1393127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Arrived Fund Manager, LLC, our Manager and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”).

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Arrived SFR Genesis Fund, LLC (the “Company”, “us”, “we”, “our” and other similar terms) is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of single family residential real estate properties. We may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We have elected to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2023.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 21 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We are offering up to $63,500,000 in our common shares. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2025 and 2024, we have raised cumulative gross offering proceeds of approximately $2.53 and $11.30, respectively, from settled subscriptions. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in this offering is adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Below is the NAV per common share, as determined in accordance with our valuation policies for each period to date.

Date	NAV Per Share	Link
Inception (September 25, 2023)	$10.00	Initial Period
April 25, 2024	$9.97	Form 1-U
July 25, 2024	$9.97	Form 1-U
October 25, 2024	$9.96	Form 1-U
January 25, 2025	$10.02	Form 1-U
April 25, 2025	$10.05	Form 1-U
July 25, 2025	$10.05	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Once we begin to make distributions, our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow you to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

For further details, please see Note 7, Members’ Equity – Distributions in our consolidated financial statements.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

As of June 30, 2025 and 2024, approximately $112,479 and 0 shares, respectively, had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $1.12 million and $0, respectively. Redemptions for the six months ended June 30, 2025 and 2024 have primarily been paid out of our free cash flow.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 – Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental income from our single family residential real estate properties. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Operating Results

For the six months ended June 30, 2025 and 2024, we had a total net loss of approximately $101,952 and $566,027, respectively.

Revenues

For the six months ended June 30, 2025 and 2024, we earned revenue of approximately $650,251 and $175,786, respectively.

Expenses

For the six months ended June 30, 2025 and 2024, we incurred approximately $737,963 and $723,740, respectively, in operating expenses. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs.

Other Expenses

For the six months ended June 30, 2025 and 2024, we incurred approximately $14,240 and $18,073, respectively, in interest expenses.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We intend to obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We are offering up to $63.5 million in our common shares pursuant to Regulation A.

As of June 30, 2025, we do not have any outstanding unsecured Company-level debt. This does not include any debt secured by the real property of our unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 80% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2023. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED FINANCIAL STATEMENTS

ARRIVED SFR GENESIS FUND, LLC
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025 (unaudited)	As of December 31, 2024*

ASSETS
Current assets:
Cash	$116,392	$814,591
Prepaid expenses	7,491	19,495
Other receivables	113,404	5,914
Due from third party property manager	236,737	220,440
Total current assets	474,024	1,060,439
Property and equipment, net	18,301,252	15,993,257
Total assets	$18,775,276	$17,053,697

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$170,508	$229,066
Tenant deposits	122,499	120,551
Bridge financing, related party	-	219,440
Notes payable, related party	960,000	-
Due to (from) related party	173,587	40,644
Total liabilities	$1,426,594	$609,702

Members’ equity:
Members’ capital	$18,609,781	17,603,142
Accumulated deficit	(1,261,099)	(1,159,147)
Total members’ equity	17,348,682	16,443,995
Total liabilities and members’ equity	$18,775,276	$17,053,697

*	Derived from audited consolidated financial statements

See the accompanying notes to these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)

Rental income	$650,251	$175,786
Total revenue	650,251	175,786

Operating expenses
Insurance	$31,538	14,038
Depreciation	245,153	93,882
Management fees	29,924	14,543
Management fees, related party	130,897	59,066
Repairs and maintenance	61,886	149,359
Property taxes	77,797	46,913
Other operating expenses	70,065	91,895
Other income	1,981	-
Sourcing fees	88,722	254,042
Total operating expenses	737,963	723,740

Loss from operations	(87,712)	(547,954)

Other expenses
Interest expense	14,240	18,073
Total other expenses	14,240	18,073

Net loss	$(101,952)	$(566,027)

See the accompanying notes to these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

For the Six Months Ended June 30, 2025 (unaudited)
Balance as of January 1, 2025	$16,443,995
Issuance of common shares, net of offering costs	2,456,190
Redemption of common shares	(1,124,865)
Deemed contribution from Manager	-
Distributions	(324,685)
Net loss	(101,952)
Balance as of June 30, 2025	$17,348,682

For the Six Months Ended June 30, 2024 (unaudited)

Balance as of January 1, 2024	$2,827,879
Issuance of common shares, net of offering costs	10,573,583
Deemed contribution from Manager	-
Distributions	(192,612)
Net loss	(566,027)
Balance as of June 30, 2024	$12,642,823

See the accompanying notes to these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2025 (unaudited)	For the Six Months Ended June 30, 2024 (unaudited)

Cash flows from operating activities:
Net loss	$(101,952)	$(566,027)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	245,153	93,882
(Increase) decrease of assets
Other receivables	(107,490)	(18,047)
Prepaid expenses	12,005	-
Due to (from) third party property managers	(16,297)	(81,490)
Increase (decrease) of liabilities
Tenant deposits	1,948	69,053
Accrued expenses	(58,558)	174,313
Due from related party	132,943	80,809
Net cash provided by operating activities	107,750	(247,507)

Cash flows from investing activities:
Purchases of properties	(2,553,148)	(4,794,703)
Net cash used in investing activities	(2,553,148)	(4,794,703)

Cash flows from financing activities:
Repayment of bridge financing	(219,440)	(1,864,611)
Proceeds from note payable, related party	960,000	-
Repayments of amounts due to related party	-	(2,833,711)
Redemption of common shares	(1,124,865)	-
Net proceeds from the issuance of common shares	2,456,190	10,958,808
Distributions	(324,685)	(192,612)
Net cash provided by (used in) financing activities	1,747,199	6,067,874

Net increase (decrease)in cash	(698,199)	1,025,664

Cash at beginning of period	814,591	56,913
Cash at end of period	$116,392	$1,082,577

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$14,240	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	-	614,453
Purchase of property through bridge financing, related party	-	-

See the accompanying notes to these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived SFR Genesis Fund, LLC (the “Company”) is a Delaware limited liability company formed on May 1, 2023 under the laws of Delaware. Arrived SFR Genesis Fund, LLC was formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. The Company will originate, acquire, and structure a diversified portfolio of single family residential real estate properties. The Company may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. The Company may make investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company is managed by Arrived Fund Manager, LLC (the “Manager”), which is a wholly-owned subsidiary of the Company’s sponsor, Arrived Holdings, Inc. (the “sponsor”). The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-today affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. Our common shareholders do not elect or vote on the Company’s Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding the Company’s business.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 1-K. The December 31, 2024 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arrived SFR Genesis Fund, LLC and its wholly owned subsidiary, a limited liability company that is disregarded for U.S. federal income tax purposes. This subsidiary is used to acquire and lease real estate properties on behalf of Arrived SFR Genesis Fund, LLC. All significant intercompany transactions and balances have been eliminated in consolidation. Because the subsidiary has no separate operations and its financial activity is recorded directly within Arrived SFR Genesis Fund, LLC, no additional elimination entries were necessary.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Sourcing Fee – Sponsor or its Affiliate

The Company pays up to 3.50% of the total purchase price of any property which the Company acquires. With respect to debt investments in residential real estate loans, the borrower will pay up to 2.0% of the amount funded by the Company, the sponsor or affiliates of the sponsor to acquire or originate such residential real estate loans. All such sourcing fees will be paid to the sponsor.

Real Estate Commissions and Rebates — Sponsor or its Affiliate

In connection with asset purchases, the Company may receive a commission or rebate from the real estate agent in connection with the commission paid by the original property seller to the real estate agent.

Reimbursement of Acquisition / Origination Expenses — Manager

The Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments the Company may make, whether or not the Company ultimately acquire or originate the investment.

Reimbursement of Organization and Offering Expenses — Manager

The Company will pay the Manager an amount equal to 2.0% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with executing the offering, consisting of underwriting, legal, accounting, escrow and compliance costs.

Asset Management Fee

The Manager will receive from the Company, on a quarterly basis, an asset management fee equal to an annualized rate of 1.0%, which is initially based on the net offering proceeds as of the end of each quarter. Following the last day of the second full calendar quarter following the initial qualification of the Company’s offering (“initial period”), the asset management fee will be based on the Company’s net asset value (“NAV”) at the end of each prior quarterly period.

Management Reimbursement of Other Operating Expenses – Manager

The Company reimburses its Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company, which does not include the Manager’s overhead, employee costs borne by the Manager, utilities, or technology costs.

The expense reimbursements that the Company pays to its Manager also include expenses incurred by its sponsor in the performance of services under the shared services agreement between its Manager and its sponsor, including any increases in insurance attributable to the management or operation of the Company.

Management Reimbursement of Servicing Expenses – Manager or Other Party

The Company will reimburse its Manager for actual expenses incurred on the Company’s behalf in connection with the special servicing of nonperforming assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of the Company’s Manager.

Redemption Fees – Manager

The Manager is entitled to receive a fixed redemption fee from investors for shares redeemed within six months to one year of the settlement date, ranging from 2.0% to 1.0% of the net asset value per share. Redemptions made within six months are subject to a 2.0% fee, while those made between six months and one year are subject to a reduced fee of 1.0%. No redemption fee is charged on shares held for more than one year. Redemption fees are retained by the Manager and are intended to offset administrative and liquidity-related costs associated with early redemptions.

Property Management Fee – Manager or its Affiliate

As compensation for the services provided by the property manager, the Company will pay to the Manager or its affiliate a property management fee equal to eight percent (8%) of gross receipts for the current calendar month. The Manager may subcontract with a local property manager to provide property management services in which event the Manager will be (i) entitled to retain the difference between the fees paid to the local property manager and the eight percent (8%) charged to the Company and (ii) responsible for any fees in excess of the eight percent (8%). If a property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

“Gross Receipts” shall include unit rents, furniture or equipment rental, parking, forfeited security deposits applied to rental payments, late charges, judgments or awards (net of litigation costs) collected in the enforcement of any lease, income from coin-operated machines, proceeds from rental interruption insurance, application fees, and other miscellaneous income collected at the property, but shall exclude all other receipts, including but not limited to, security deposits (other than forfeited deposits applied to rent), interest earned on property accounts, proceeds of claims on account of insurance policies (other than rental interruption insurance), abatement of taxes, and awards arising out of takings by eminent domain, discounts and dividends on insurance policies and bonus payments by service providers for installation of services or equipment (such as cable television or laundry machines).

Property Disposition Fee

The Company will reimburse its Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, including closing costs of up to 1.0% of the gross proceeds, and 6.0% of the gross proceeds from such sale of such investments to the Manager as a disposition fee. The Manager will be (i) entitled to retain the difference between fees paid to the broker and the 6.0% charged to the Company and (ii) responsible for any fees in excess of the 6.0%.

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month consolidated financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2025 and December 31, 2024.

Interest on Related Party Loans

The Company will pay interest at the current market rate to the Manager or its affiliates in connection with any loans provided by the Manager or its affiliates to finance the purchase price of each property acquisition. The Company may also pay a loan origination fee to the Manager or its affiliates that will be charged at the current market rate.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1-	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2-	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3-	Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes and interest expenses.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received by tenants.

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company operates rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company is organized as a limited liability company for legal purposes and has elected to be treated as a corporation for U.S. federal income tax purposes.

Effective for the taxable year ended December 31, 2024, the Company elected to be taxed as a real estate investment trust (“REIT”). So long as the Company qualifies and maintains its REIT status, it generally is not subject to U.S. federal corporate income tax on the portion of its REIT taxable income that it distributes to its members, provided it satisfies, among other requirements, the annual distribution requirement of at least 90% of its REIT taxable income. The Company may, however, be subject to certain federal taxes, including taxes on undistributed income, excise taxes on insufficient distributions, taxes on built-in gains and prohibited transactions, and taxes payable by any taxable REIT subsidiaries, if applicable.

REIT-level tax losses do not flow through to members. Under current U.S. federal tax law, net operating losses generated at the REIT level may be carried forward indefinitely and used to offset up to 80% of taxable income in future years.

Many states conform to the federal REIT rules and allow a dividends-paid deduction; in those jurisdictions, the Company generally does not expect material state corporate income taxes when distributions exceed taxable income. In states that do not conform, the Company may be subject to state income or franchise taxes based on applicable state law. Members are generally not subject to state income tax solely because the REIT owns property in a particular state; members may, however, be subject to taxes in their state of residence.

Recently issued and not yet adopted and adopted accounting pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this standard upon inception and it did not have a material impact on their consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following properties as of June 30, 2025 and 2024:

June 30, 2025

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	$223,616	$73,750	$-	$297,366	$(11,520)	$285,847
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(12,952)	393,567
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(10,326)	292,574
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(11,131)	260,189
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(9,207)	229,083
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(12,861)	300,923
7335 Wilburton Lane, Northport, AL 35473	202,425	67,475	-	269,900	(9,201)	260,699
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(12,224)	372,161
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(9,181)	279,200
794 Carolina Way, Avon, IN 46123	269,510	90,000	-	359,510	(9,800)	349,710
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(10,965)	271,848
6138 1st Street, Greeley, CO 80634	339,338	112,500	-	451,838	(15,425)	436,414
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(13,199)	308,783
314 Macer Ave, Bowling Green, KY 42101	166,243	55,000	-	221,243	(7,557)	213,686
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(15,887)	483,593
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	-	288,630	(9,222)	279,408
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(13,159)	308,088
530 Manchester Drive, Pickerington, OH 43147	288,143	96,875	-	385,018	(2,619)	382,398
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(12,505)	353,852
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(14,182)	465,567
2817 Trestle Square Pass, Northport, AL 35473	203,504	67,500	4,410	275,414	(2,218)	273,196
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	7,200	251,840	(10,426)	241,414
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(11,061)	335,655
15820 Flat Rock Court, Harvest, AL, 35749	196,896	68,125	5,850	270,871	(11,411)	259,460
945 Barkwell Drive SW, Albuquerque, NM 87121	269,194	89,588	-	358,782	(8,157)	350,625
550 Timber Ridge St, Centerton, AR 72719	276,766	92,500	-	369,266	(2,516)	366,749
975 Barkwell Drive SW, Albuquerque, NM 87121	249,052	82,867	-	331,919	(7,547)	324,372
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(10,722)	325,761
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(9,898)	245,639
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	6,556	387,754	(12,553)	375,201
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(11,329)	264,863
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	(8,958)	348,106
12605 Hartsfield Lane, Knoxville, TN 37922	438,593	145,000	-	583,593	(18,607)	564,986
3832 E. Suffock Avenue, Kingman, AZ 86409	199,430	66,250	-	265,680	(9,065)	256,615
1623 Sliger Street, Athens, TN 37303	238,154	78,750	-	316,904	(4,330)	312,574
120 Martin Mill Trl, Warner Robins, GA 31093	221,028	73,125	-	294,153	(1,340)	292,813
8410 Lexie Lane, Ooltewah, TN 37363	276,357	97,500	11,285	385,142	(15,195)	369,947
318 Whisper Wood Way, Lebanon, TN 37087	308,605	102,475	-	411,080	(935)	410,144
9936 Brawley Lane, Charlotte, NC 28215	315,312	104,375	-	419,687	(13,377)	406,310
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(11,258)	305,308
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(10,135)	289,304
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	(9,498)	369,198
120 Martin Mill Trl, Warner Robins, GA 31093	174,947	58,316	-	233,263	(3,385)	229,878
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(18,557)	434,153
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(10,904)	270,512
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(10,050)	265,978
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(16,040)	374,904
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(9,698)	294,511
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(11,087)	275,378
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(11,585)	327,031
1502 N 35th St, Richmond, VA 23223	349,794	115,000	-	464,794	(3,180)	461,614
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(28,712)	400,849
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	(8,043)	312,483
3450 Tamera Avenue, Tuscaloosa, AL 35401	163,759	55,000	-	218,759	(3,474)	215,285
308 O’Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(10,895)	270,576
104 Harness Drive, Huntsville, AL 35806	259,860	86,250	7,315	353,425	(1,153)	352,272
Total	14,073,774	4,679,098	118,799	18,871,671	(570,419)	18,301,252

December 31, 2024

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	$223,616	$73,750	$-	$297,366	$(7,454)	$289,912
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(7,401)	399,118
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(6,196)	296,704
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(7,421)	263,899
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(5,957)	232,333
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(8,574)	305,210
7335 Wilburton Lane, Northport, AL 35473	202,425	67,475	-	269,900	(5,521)	264,379
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(6,985)	377,400
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(5,246)	283,135
794 Carolina Way, Avon, IN 46123	269,510	90,000	-	359,510	(4,900)	354,610
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(7,095)	275,717
6138 1st Street, Greeley, CO 80634	339,338	112,500	-	451,838	(9,255)	442,584
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(8,799)	313,183
314 Macer Ave, Bowling Green, KY 42101	166,243	55,000	-	221,243	(4,534)	216,709
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(9,078)	490,402
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	-	288,630	(5,270)	283,360
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(8,773)	312,474
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(7,503)	358,854
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(7,636)	472,113
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	7,200	251,840	(6,426)	245,414
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(6,320)	340,395
15820 Flat Rock Court, Harvest, AL, 35749	196,896	68,125	5,850	270,871	(7,246)	263,625
945 Barkwell Drive SW, Albuquerque, NM 87121	269,194	89,588	-	358,782	(3,263)	355,519
975 Barkwell Drive SW, Albuquerque, NM 87121	249,052	82,867	-	331,919	(3,019)	328,900
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(6,127)	330,356
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(6,404)	249,133
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	6,556	387,754	(7,126)	380,627
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(7,552)	268,639
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	(4,072)	352,992
12605 Hartsfield Lane, Knoxville, TN 37922	438,593	145,000	-	583,593	(10,633)	572,960
3832 E. Suffock Avenue, Kingman, AZ 86409	199,430	66,250	-	265,680	(5,439)	260,241
1623 Sliger Street, Athens, TN 37303	238,154	78,750	-	316,904	-	316,904
8410 Lexie Lane, Ooltewah, TN 37363	276,357	97,500	11,285	385,142	(9,042)	376,100
9936 Brawley Lane, Charlotte, NC 28215	315,312	104,375	-	419,687	(7,644)	412,043
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(6,388)	310,178
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(6,081)	293,358
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	(4,317)	374,378
120 Martin Mill Trl, Warner Robins, GA 31093	174,947	58,316	-	233,263	(484)	232,779
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(12,371)	440,339
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(7,056)	274,360
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(6,281)	269,747
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(10,693)	380,250
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(5,541)	298,667
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(7,174)	279,291
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(6,951)	331,665
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(16,815)	412,745
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	(3,656)	316,870
3450 Tamera Avenue, Tuscaloosa, AL 35401	163,759	55,000	-	218,759	(496)	218,263
308 O’Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(7,050)	274,422
Total	$12,166,076	$4,045,373	$107,074	$16,318,523	$(325,265)	$15,993,257

Depreciation expense was $245,153 and $93,882, respectively, for the six months ended June 30, 2025 and 2024.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

On December 1, 2024, the Manager transferred ownership of the property located at 120 Martin Mill Trail, Warner Robins, GA 31093, from Arrived Homes Series Miller, a series of Arrived Homes II, LLC, to the Company. As part of the transfer, the Company assumed both the assets and outstanding liabilities associated with the property.

At the time of transfer, the property was subject to an outstanding bridge financing, related party balance of $219,440, which is secured by the property. The bridge financing, related party bears interest at 7.5% per annum on an interest-only basis, with all accrued interest payable upon maturity or earlier repayment. As of December 31, 2024, the loan had a remaining term of 18 months and is not subject to prepayment penalties. The Company repaid the bridge financing in full on January 16, 2025.

NOTE 6: RELATED PARTY TRANSACTIONS

Due from (to) Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2025 and December 31, 2024, the Company owed an aggregate of $173,587 and $40,644, including the initial funding for the property purchases, offering expenses, sourcing fees, and other expense reimbursements. The advances are non-interest bearing with no stated repayment terms.

Notes Payable

As of June 30, 2025 and December 31, 2024, the Company had notes payable due to Arrived Short Term Notes, LLC of $960,000 and $0, respectively, arising from financing arrangements used to fund property acquisitions. Arrived Short Term Notes, LLC is related through sponsor. The notes are secured by properties owned by the Company and bear interest at a rate of 6.5%, and generally mature in less than 18 months with no prepayment penalties. Interest expense for the six months ended June 30, 2025 and 2024 was $14,240 and $18,073.

Management Compensation

For the six months ended June 30, 2025 and 2024, total management fees charged by the Manager, including both property management fees and asset management fees, were an aggregate of $130,897 and $59,066, respectively.

NOTE 7: MEMBERS’ EQUITY

The Company’s Manager, Arrived Fund Manager, LLC, is a Delaware limited liability company and non-member manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

Common Shares

For the six months ended June 30, 2025 and 2024, the Company sold 2.1% and 18.5% of its common shares for net proceeds of $1,331,324 and $10,573,583, respectively. The gross proceeds were reduced by 1% for direct offering costs of $25,341, and $144,667, paid to an unrelated broker, and 2% for offering costs $50,681 and $289,163 paid to Manager.

Redemptions

For the six months ended June 30, 2025 and 2024, the Company paid aggregate redemptions of $1,124,866 and $0, respectively. Of this amount, $16,399 and $0, respectively, was withheld from the redemption proceeds and retained by the Manager as redemption fees.

Distributions

For the six months ended June 30, 2025 and 2024, the Company accrued and paid distributions to investors totaling $324,685 and $192,612, respectively, which were recorded as a reduction to members’ capital.

NOTE 8: MANAGEMENT COMPENSATION

For the six months ended June 30, 2025 and 2024, the total fees and reimbursements charged by the Manager and sponsor were $270,300 and $539,063, respectively. Details of the total management compensation fees incurred for the six months ended June 30, 2025 and 2024 are as follows:

June 30, 2025

	Manager	Sponsor	Total

Sourcing Fees	$-	$88,722	$88,722
Offering Expense	50,681	-	50,681
Asset Management Fee	100,240	-	100,240
Property Management Fee	30,658	-	30,658
Total	$181,579	$88,722	$270,300

June 30, 2024

	Manager	Sponsor	Total
			$-
Sourcing Fees	-	254,042	254,042
Offering Expense	225,955	-	225,955
Asset Management Fee	50,074	-	50,074
Property Management Fee	8,992	-	8,992
	$285,021	$254,042	$539,063

NOTE 9: INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company is treated as a real estate investment trust (“REIT”) under the Internal Revenue Code.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ended December 31, 2025, the Company anticipates that it will qualify as a REIT. Since the Company incurred a net loss for the six months ended June 30, 2025 and 2024, there is no provision for income taxes and no income tax benefit was recognized as the Company has established a full valuation allowance on the net operating loss tax benefit.

In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2025 and December 31, 2024, the Company did not have any temporary differences, other than net operating losses which were fully reserved, and thus no net deferred tax assets or liabilities were recorded

Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2025, and 2024, state income and franchise tax obligations, if any, were not material to the consolidated financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of operations. As of December 31, 2024, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2025. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2025, and December 31, 2024.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2023 tax year remains open and subject to examination by the relevant taxing authorities.

NOTE 10: SUBSEQUENT EVENTS

During the period from July 1, 2025 through August 31, 2025, the Company raised an additional $885,284 in capital and incurred $8,853 of direct issuance costs and $16,021 of offering expenses.

During the period from July 1, 2025 through August 31, 2025, the Company received additional notes payable from Arrived Short Term Notes, LLC totaling $410,000 and repaid $540,000 in notes payable owed to Short Term Notes, LLC. All notes are secured by the underlying properties owned by the Company, bear interest at a rate of 6.5%, generally mature within 18 months, and do not contain prepayment penalties.

During the period from July 1, 2025 through August 31, 2025, the Company has declared and paid aggregate dividends totaling $131,594.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Operating Agreement
3.1*	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix A and incorporated herein by reference)
4.1*	Form of Subscription Agreement
6.1*	Broker-Dealer Agreement
6.2*	Form of Shared Services Agreement
6.3*	Form of License Agreement

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 23, 2025.

Arrived SFR Genesis Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 23, 2025
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Chief Financial Officer of Arrived Holdings, Inc.	September 23, 2025
Sue Korn	(Acting Principal Financial Officer and Principal Accounting Officer)